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EXHIBIT 21.1

SUBSIDIARY	STATE OF ORGANIZATION	ASSUMED NAMES
Applied Energy Management, Inc.	Massachusetts
Applied Energy Management Energy Consulting, LLC	North Carolina
Applied Energy Management Lighting, LLC	Massachusetts
Kapadia Energy Services, Inc.	Delaware	Lime Energy
Landmark Service Company, LLC	North Carolina
Landmark Services Company of Florida, LLC	Florida
Landmark Services Company of Georgia, LLC	Georgia
Landmark Services Company of North Carolina, LLC	North Carolina
Landmark Services Company of California, Inc.	California
Landmark Electrical & Mechanical Services, LLC	New York
Lime Finance, Inc.	Delaware
Lime Midwest, Inc.	Illinois
Maximum Performance Group, Inc.	Delaware	Lime Energy Delaware MPG Corp.
Parke Acquisition, LLC	California	Lime Energy
PLI Acquisition, Corp.	Washington	Lime Energy
Texas Energy Products, Inc.	Delaware	Lime Energy

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  EXHIBIT 21.1